                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                           BESTNET COMMUNICATIONS, CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    08659K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     JOHN M. MANN, C/O MAYER, BROWN & PLATT
                  700 LOUISIANA, SUITE 3600, HOUSTON, TX. 77002
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 11, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08659K107          SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMSON KERNAGHAN & CO LIMITED("Reporting Entity")
      EIN No.   Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity:          Ontario, Canada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        SEE ITEM 3 BELOW, (NOTE 1)

                        Reporting Entity:         -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                        '       -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 3 BELOW  (NOTE 1)
    WITH
                        Reporting Entity:    -0-
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 3 BELOW

      Reporting Entity:       3,567,223

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      SEE ITEM 5 BELOW

      Reporting Entity:          23.87%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      Reporting Entity:  CO
1     NAMES OF REPORTING PERSONS

CUSIP No. 08659K107          SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CANADIAN ADVANTAGE LIMITED PARTNERSHIP ("Reporting Entity")
      EIN No. Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      None
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity:          Ontario, Canada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        Reporting Entity:
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 3 BELOW
    WITH
                        Reporting Entity:  -0-
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEM 5 BELOW

      Reporting Entity:  3,567,223
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Reporting Entity:   23.87%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      Reporting Entity: CO

CUSIP No. 08659K107          SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VMH MANAGEMENT LTD ("Reporting Entity")
      EIN No. Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      None
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity:              Ontario, Canada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                              Reporting Entity: -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 3 BELOW (NOTE 2)
    WITH
                        Reporting Entity:   -0-
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEM 5 BELOW

      Reporting Entity:  3,567,223

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Reporting Entity:   23.87%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      Reporting Entity: CO

--------------------------------------------------------------------------------
CUSIP No. 08659K107          SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ADVANTAGE [BERMUDA] FUND, LTD. ("Reporting Entity")
      EIN No. Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      None
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Reporting Entity:          Bermuda
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                                SEE ITEM 2 BELOW

                        Reporting Entity: -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 3 BELOW (NOTE 2)

                              Reporting Entity: -0-
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEM 5 BELOW

      Reporting Entity:  3,567,223

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Reporting Entity:   23.87%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      Reporting Entity:  OO

CUSIP No. 08659K107          SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VMH INTERNATIONAL LTD ("Reporting Entity")
      EIN No. Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  | |
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      None
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity:          Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                                SEE ITEM 2 BELOW

                        Reporting Entity:   -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 3 BELOW (NOTE 2)
    WITH
                        Reporting Entity:  -0-
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEM 5 BELOW

      Reporting Entity:  3,567,223

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Reporting Entity:   23.87%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      Reporting Entity: OO

CUSIP No. 08659K107          SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CEDAR AVENUE LLC("Reporting Entity")
      EIN No. Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity:          Cayman Islands
------------------------------------------------------------------
                  7     SOLE VOTING POWER

                              SEE ITEM 3 BELOW (NOTE 2)

                           Reporting Entity: 3,567,223
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 3 BELOW (NOTE 2)
    WITH
                        3,567,223

                                Reporting Entity:
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Reporting Entity:  3,567,223

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Reporting Entity:  23.87%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      Reporting Entity:  CO

CUSIP No. 08659K107          SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MARK E. VALENTINE("Reporting Entity")
      EIN No.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      None
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity:          Ontario, Canada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        Reporting Entity:    -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 2 BELOW
    WITH
                        Reporting Entity: -0-
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Reporting Entity:  3,567,223

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Reporting Entity:    23.87%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      Reporting Entity:  IN

ITEM 1.   Security and Issuer

          This report pertains to the common stock ("Common Stock"), par $0.001 per share of Bestnet Communications Corp. (the "Issuer"). The Issuer's principal executive offices are located at 5210 E. Williams Circle, Tucson, Arizona 85711.

ITEM 2: IDENTITY AND BACKGROUND

Thomson Kernaghan & Co., Limited, is an Ontario (Canada) corporation. Its principal business is a registered investment broker and dealer. Its principal offices are located at 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1Y1, Canada.

Canadian Advantage Limited Partnership ("CALP") is an Ontario (Canada) limited partnership. Its principal business is a private investment fund. Its principal offices are located at 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1Y1, Canada. CALP is the beneficial owner of 73% of Cedar Avenue LLC.

Advantage [Bermuda] Fund Ltd. ("ABFL") is a Bermuda company. Its principal business is a private investment fund. Its principal offices are located at Washington Mall 1, 3rd Floor, 22 Church Street, Hamilton, Bermuda 11. ABFL is the beneficial owner of 27% of Cedar Avenue LLC.

VMH Management Ltd. ("VMH Management) is a is a Ontario, Canada company. It principal business is serving as the general partner of CALP and the investment advisor to ABFL. Its principal offices are located at 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1Y1, Canada. VMH Management is the general partner of CALP.

VMH International LTD. ("VMH International") is a Bahamas company. It principal business is serving as the investment manager of CALP. Its principal offices are located at c/o Ansbacher House [Bahamas] Ltd. P.O. Box N-7768, Bank Lane, Nassau, Bahamas. VMH International is the investment manager of ABFL.

Mark E. Valentine ("Valentine") is a natural person and a citizen of Canada. His business address is 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1Y1, Canada. His principal occupation is Chairman of Thomson Kernaghan. Valentine is also the President of VMH Management.

Cedar Avenue LLC ("Cedar Avenue") is a Cayman Islands (British Virgin Islands) company. Its principal business is a private investment fund. Its principal offices are located at Coroprate Center, Westbay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, BVI. CALP is the beneficial owner of 73% of Cedar Avenue, and ABFL is the beneficial owner of 27% of Cedar Avenue.

Because Valentine is an executive officer of Thomson Kernaghan, and because Valentine, as the President of VMH Management, has the indirect power to control the voting or disposition of Common Stock owned by Cedar Avenue. Valentine, Thomson Kernaghan, CALP, ABFL, VMH Management and VMH International are therefore deemed to be the beneficial owners of Common Stock beneficially owned by Cedar Avenue.

During the last five years, none of Thomson Kernaghan, Valentine, CALP, AFBL, VMH Management, VMH International, or Cedar Avenue (i) has been convicted in a criminal proceeding, or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NOTE 1   THOMSON KERNAGHAN
         On May 1, 2000, the Issuer issued Thomson Kernaghan a warrant (the "TK Warrant") to purchase 43,371 shares of Common Stock, at the exercise price of $8.07 per shares, as compensation for services rendered to the Issuer. Thomson Kernaghan has not exercised any of the TK Warrant.

NOTE 2   CEDAR AVENUE
         On May 1, 2000, Cedar Avenue purchased 1,000 shares of the Issuer's Series B Preferred Shares in a private placement, for $50,000 per share, for an aggregate purchase price of $5,000,000, and, in consideration of this purchase, the Issuer issued Cedar Avenue a warrant (the "Cedar Avenue Warrant") to purchase 160,000 shares of Common Stock for $.01 per share. There are 96,000 shares of Common Stock that are subject to the Cedar Avenue Warrant. The source of the funds was Cedar Avenue's investment capital, all of which was contributed by its shareholders, and none of which was borrowed. On October 11, 2001 Cedar Avenue held 532.29 shares of Series B Preferred, which the Issuer redeemed in exchange for 2,938,927 shares of Common Stock on that date.


ITEM 4: PURPOSE OF TRANSACTION

Thomson Kernaghan acquired the TK Warrant as compensation for services and as a passive investment.

Ceadar Avenue acquired the securities of the Issuer that it beneficially owns for passive investment purposes.

None of Thomson Kernaghan, Valentine, CALP, ABFL, VMH Management, VMH International, or Cedar Avenue has any plans or proposals that relate to or would result in any of the events listed in (a) through (j) of Item 4.

ITEM 5.   Interest in Securities of Issuer

           All of the information given below is as of October 31, 2001. Percentage of beneficial ownership is based on 14,942,907 shares of common stock outstanding as of October 24, 2001.

         Collectively, the Reporting Persons beneficially own and have sole voting and dispositive power over 3,567,223 shares of common stock and shared voting power over 23.87% shares of common stock.

         The Reporting Persons have effected transactions in the Issuer securities during the last 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

ITEM 7.   Material to be filed as Exhibits

                  1.1 Securities Purchase Agreement dated May 1, 2000 between BestNet Communications Corp. and Cedar Avenue LLC filed as Exhibit 10.4 on the Issuer's Current Form 8-K filed 5/16/2000.

                  1.2 Memorandum of Understanding dated May 1, 2000 between BestNet Communications Corp. and Cedar Avenue LLC filed herewith.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2001                         THOMSON KERNAGHAN & CO. LTD
-----------------------
[Date]

                                    By:    /s/ MARK VALENTINE
                                        ----------------------------------------
                                    Title: Chairman
                                           -------------------------------------



November 8, 2001                          CANADIAN ADVANTAGE LIMITED PARTNERSHIP

[Date]

                                    By: /s/ MARK VALENTINE
                                        ----------------------------------------
                                    Title:  President - General Partner
                                           -------------------------------------



November   , 2001                        ADVANTAGE [BERMUDA] FUND, LTD
[Date]

                                    By: /s/ MARK VALENTINE
                                        ----------------------------------------
                                    Title:  President - Investment Advisor
                                           -------------------------------------

November   , 2001                        CEDAR AVENUE LLC
[Date]

                                    By: /s/ MARK VALENTINE
                                        ----------------------------------------
                                    Title:  Agent
                                           -------------------------------------

November   , 2001                        MARK VALENTINE
[Date]

                                          /s/ MARK VALENTINE
                                        ----------------------------------------


November   , 2001                        VMH MANAGEMENT LTD
[Date]

                                    By: /s/ MARK VALENTINE
                                        ----------------------------------------
                                    Title: President
                                           -------------------------------------


November   , 2001                        VMH INTERNATIONAL LTD
[Date]

                                    By: /s/ MARK VALENTINE
                                        ----------------------------------------
                                    Title: Agent
                                           -------------------------------------

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                 EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------
    1.2            Memorandum of Understanding dated May 1, 2000 between
                   BestNet Communications Corp. and Cedar Avenue LLC filed herewith.